SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 4, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit 1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598; Form F-9 No. 333-113732; and Form F-9 No. 333-118737.

SIGNATURES
Exhibit 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004
ENCANA CORPORATION (Registrant)
	By:	/s/ Linda H. Mackid
		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
1.	Material Change Report of the Registrant dated November 4, 2004 which was filed with the Toronto Stock Exchange and the securities commission or similar regulatory authority in the Canadian Provinces and Territories on November 4, 2004.

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

EnCana Corporation (“EnCana”) #1800, 855 — 2 Street S.W. Calgary, Alberta T2P 2S5

Item 2.	Date of Material Change

October 28, 2004

Item 3.	News Release

EnCana issued a news release on October 29, 2004 (through Canada Newswire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Changes

On October 28, 2004, EnCana (U.K.) Holdings Limited (a subsidiary of EnCana) entered into an agreement to sell all of the shares of its subsidiary, EnCana (U.K.) Limited, to Nexen Energy Holdings International Limited (a subsidiary of Nexen Inc. (“Nexen”)) for approximately U.S.$2.1 billion of cash consideration. EnCana announced at the same time that it plans to dispose of Ecuadorian and Gulf of Mexico interests as well as certain mature North American conventional assets.

Item 5.	Full Description of Material Change

EnCana (U.K.) Holdings Limited, a wholly owned subsidiary of EnCana, has entered into an agreement pursuant to which a subsidiary of Nexen, Nexen Energy Holdings International Limited, would acquire all of the shares of EnCana (U.K.) Limited, an indirect wholly owned subsidiary of EnCana, for approximately U.S. $2.1 billion in cash consideration. The transaction is expected to close on or about December 1, 2004 and is subject to normal closing adjustments and regulatory approval. Proceeds from this transaction are expected to be directed to a combination of debt repayment and the purchase of EnCana shares.

EnCana (U.K.) Limited’s interests include a 43.2 percent interest in the Buzzard oil field, a 41.0 and 54.3 percent interest respectively in the Scott and Telford oil fields, plus interests in exploration licences covering more than 740,000 net acres in the North Sea. Proved reserves at December 31, 2003 associated with the U.K. operations were 129 million barrels of oil equivalent. Daily sales for these U.K. operations in the first nine months of 2004 averaged 23,200 barrels of oil equivalent.

EnCana also announced on October 29, 2004 its intention to dispose of Ecuadorian and Gulf of Mexico interests as well as certain mature non-core

2

North American conventional assets. The Ecuador assets include interests in five Oriente Basin blocks which had average production of 77,100 barrels per day of oil, generated $252 million of operating cash flow, after hedging, in the first nine months of 2004 and contain an estimated 162 million barrels of proved reserves as of December 31, 2003, plus a 36.3 percent interest in the OCP Pipeline. EnCana USA’s Gulf of Mexico portfolio includes a variety of interests in a number of conventional oil discoveries and prospects contained on extensive exploration licences.

The Ecuador and Gulf of Mexico divestitures are expected to occur in 2005. EnCana also announced that it expects to upgrade its portfolio each year through the disposition of mature non-core North American conventional assets.

Information on EnCana’s reserves and oil and gas activities as at and for the year ended December 31, 2003 is contained in EnCana’s Annual Information Form dated February 25, 2004.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Brian C. Ferguson, Executive Vice-President, Corporate Development, is a senior officer knowledgeable about the material change and may be reached at (403) 645-2000.

Dated on November 4, 2004 at Calgary, Alberta.

ENCANA CORPORATION
/s/ Brian C. Ferguson
Brian C. Ferguson
Executive Vice-President, Corporate Development